Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Beau Yanoshik
202.739.5676
byanoshik@morganlewis.com
VIA EDGAR
January 13, 2010
Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	The Advisors’ Inner Circle Fund; SEC File Nos. 811-06400 and 033-42484; The Advisors’ Inner Circle Fund II; SEC File Nos. 811-07102 and 033-50718; and Bishop Street Funds (collectively, the “Trusts”); SEC File Nos. 811-08572 and 033-80514; Recent Money Market Fund Filings on Form N-SAR
Dear Mr. Rupert:
This letter responds to the comment you provided in a telephonic discussion with me on Tuesday, January 5, 2010, with respect to the recent filings on Form N-SAR on behalf of the Trusts’ money market series. Your comment and response thereto on behalf of the Trusts are provided below.
Comment: Please confirm the mark-to-market net asset value for each of the Trusts’ money market series listed below is correct in the referenced filing on Form N-SAR:

Fund	Form N-SAR Filing Date
AIG Money Market Fund	June 25, 2009
Commerce Capital Government Money Market Fund	June 25, 2009
Commerce Capital Institutional Select Government Money Market Fund	June 25, 2009
Commerce Capital Treasury Obligations Money Market Fund	June 25, 2009
Hancock Horizon Government Money Market Fund	September 29, 2009
Bishop Street Government Money Market Fund	August 28, 2009
Bishop Street Treasury Money Market Fund	August 28, 2009
Response: We have confirmed with SEI Investments Global Funds Services, each Trust’s fund accountant, that the mark-to-market net asset value for each of the Trusts’ money market series listed above is correct in the referenced filing on Form N-SAR.

Kevin Rupert
January 13, 2010

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The Trusts acknowledge the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it. In accordance with the position announced in the Press Release, and on behalf of the Trusts, each Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trusts further acknowledge that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.
We hope that the foregoing is responsive to the comment you provided. Please do not hesitate to contact the undersigned at (202) 739-5676 if you have any questions concerning the foregoing.

Sincerely,
/s/ Beau Yanoshik
Beau Yanoshik

cc:	Joseph M. Gallo Christopher D. Menconi

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